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                            SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]       Form 40-F [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes [ ]            No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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     July 14, 2003

     Korea Electric Power Corporation ("KEPCO") hereby calls the Extraordinary Meeting of Shareholders pursuant to Article 18 of the Corporation's Article of Incorporation as follows:

1.   Time: July 31, 2003. 10:00 a.m. (Seoul Time)

2.   Place: 167, Samseong-dong, Gangnam-gu, Seoul 135-791

          Korea Electric Power Corporation, Main Building (7th Floor)

3.   Agenda to be Resolved

          1st Item: Selection of Board of Directors


                              THE DIRECTOR NOMINEES

                                                                                      Relationship with
                                                                                         the major
        Nominees                   Title (Current)               Recommended by         shareholder
   ----------------------- -------------------------------- ---------------------- ----------------------
   Ham,                    General Manager of               President of                    N/A
   Yoon-Sang               Inchon District Head             KEPCO
                           Office of KEPCO
   ----------------------- -------------------------------- ---------------------- ----------------------
   Lee,                    General Manager of               President of                    N/A
   Hi-Taek                 Central Education                KEPCO
                           Institute of KEPCO
   ----------------------- -------------------------------- ---------------------- ----------------------
   Kim,                    General Manager of               President of                    N/A
   Young-Man               Business Supporting              KEPCO
                           Department of KEPCO
   ----------------------- -------------------------------- ---------------------- ----------------------
   Yoon,                   General Manager of               President of                    N/A
   Meng-Hyun               Korea Electric Power             KEPCO
                           Research Institute of
                           KEPCO
   ----------------------- -------------------------------- ---------------------- ----------------------



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          2nd Item: Amendment to Articles of Incorporation

              (PROPOSED) AMENDMENT TO THE ARTICLES OF INCORPORATION


   Current Articles of Incorporation             Proposed Amendment
   --------------------------------------------- ------------------------------------------
   Article 10 (Preemptive Rights)                Article 10 (Preemptive Rights)
   (3) 1 - 4 (Omitted)                           (3) 1- 4 (Same)
                                                 5. < The following sentence has
                                                 been newly inserted as item 5
                                                 of paragraph (3) > If new
                                                 shares are issued to any person
                                                 who makes a contribution
                                                 in-kind pursuant to the Act on
                                                 the Contribution In-kind of
                                                 State Properties.
   --------------------------------------------- ------------------------------------------


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION

                                            By: /s/ Park, Hee Gab
                                            ------------------------------------
                                            Name: Park, Hee Gab
                                            Title: Chief Financial Officer

Date: July 14, 2003